Management's Discussion and Analysis
for the three and six months ended November 30, 2010

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, January 27, 2011

Medicure continues to focus on the sales and marketing of AGGRASTAT® by supporting new and existing accounts in its commercial business. Also, with limited financial resources, the Company is working on a regulatory and clinical pathway for future growth of AGGRASTAT®. The other focus of the Company is developing an appropriate restructuring plan (see the accompanying MD&A for further details). The potential for value from this new plan is central to the Board mandated process for restructuring the Company. This process is continuing to look for a satisfactorily resolution of outstanding and future payments to its senior lender.

The commercial AGGRASTAT® business remains central to our Company, as it provides revenue to sustain operations. Net sales of AGGRASTAT® for the six month period were $1.6 million compared to $1.9 million in the previous year. Management continues to maintain and implement operating cost control measures affecting all operational areas.

Medicure continues the enrolment of patients in its Phase II clinical trial of TARDOXALTM  for the treatment of Tardive Dyskinesia. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business and work towards restructuring. We remain committed to creating value and to establishing a corporate and financial structure from which our shareholders and stakeholders can benefit.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") is current to January 27, 2011 and should be read in conjunction with Medicure Inc.’s ("Medicure" or the “Company”) unaudited interim consolidated financial statements for the three and six months ended November 30, 2010, and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the managements’ discussion and analysis, audited consolidated financial statements, and Company’s Annual Report on Form 20-F for the year-ended May 31, 2010 and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

  intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

  intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT® ;

  intention to enter into a partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, conversion of all or a portion of its long term debt into equity instruments and/or other arrangements involving the Company's assets;

  intention to develop TARDOXALTM for neurological disorders;

  intention to investigate and advance certain other product opportunities;

  intention to obtain regulatory approval for the Company's products;

  expectations with respect to the cost of the testing and commercialization of the Company's products;

  sales and marketing strategy;

  anticipated sources of revenue;

  intentions regarding the protection of the Company's intellectual property;

  business strategy; and

  intention with respect to dividends.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

MEDICURE INC.
Management's Discussion and Analysis

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

  the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

  the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

  results of current and future clinical trials;

  the uncertainties associated with the acceptance and demand for new products;

  clinical trials will not be unreasonably delayed and expenses will not increase substantially;

  government regulation will not impose requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

  the Company's ability to attract and retain skilled staff;

  inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

  market competition;

  tax benefits and tax rates; and

  the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

MEDICURE INC.
Management's Discussion and Analysis

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc. The Company’s research and development program is focused on developing new clinical and regulatory plans for AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders. The Company also continues to investigate and advance certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, securing additional sources of financing, and restructuring its existing debt financing agreement. The Company estimates it has sufficient working capital and revenue to fund ongoing operations excluding debt obligations. As of November 30, 2010, the Company had a current debt service obligation of US$4.7 million included in accrued interest on the Balance Sheet which as of January 27, 2011 is past due. (See going concern assumption and continuity of operations).

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT® (tirofiban HCl) which the Company sells in the U.S. through its subsidiary, Medicure Pharma, Inc. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of its field based cardiovascular specialists, the Company is in the process of developing and implementing a new brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to secure a significant portion of, and to further expand AGGRASTAT®’s share of, the US $410 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP llb/lla inhibitors are injectable platelet inhibitors to treat acute coronary syndromes. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan.

Commercial:

AGGRASTAT® is a GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). Medicure Pharma, Inc. supports the product through its field-based cardiovascular staff with the support of Medicure’s home office commercial operations based in Winnipeg, Manitoba.

Net revenue from the sale of AGGRASTAT® for the six months ended November 30, 2010 decreased 15% over the net revenue for the six months ended November 30, 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates, a reduction in wholesale inventories, and a decrease in hospital demand for AGGRASTAT®. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Going forward and contingent on financing arrangements, including the successful renegotiation of the Company’s current debt, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s primary ongoing research and development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT®. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan. Until such resources become available, the Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. A modest amount of capital is being used on this clinical program and on exploring other potential treatments using data collected in previous research initiatives. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs.

MEDICURE INC.
Management's Discussion and Analysis

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT ®	Acute Cardiology	Phase III/IV - planning
TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
MC-1-Chronic	Lipid lowering/metabolic syndrome	Phase II - pursuing partnership
MC-45308	Anti-thrombotic small molecules	Discovery–pursuing partnership

The TARDOXALTM and MC-1 programs benefit from over 10 years of work that Medicure invested in the advancement of this compound through advanced human clinical testing in acute and chronic cardiovascular conditions. Over this time, the Company invested substantially in numerous pre-clinical and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab based work. The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The development of MC-1 for use in acute cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold. The Company may continue additional analyses from these studies as resources permit, and will in due course determine what, if any, further investigation is warranted.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

The Company from time to time also evaluates other drug candidates for potential license with the objective of further broadening its product and patent portfolio.

The Company intends to pursue a development partnership for MC-1 and/or TARDOXALTM with a large pharmaceutical Company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include going concern assumption, revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

MEDICURE INC.
Management's Discussion and Analysis

Going concern assumption and continuity of operations

The accompanying interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At November 30, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at November 30, 2010.

The Company has experienced a loss of $974,262 and negative cash flows from operations of $28,487 in the six months ending November 30, 2010, and has accumulated a deficit of $155,056,068 as at November 30, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

MEDICURE INC.
Management's Discussion and Analysis

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized commencing upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

MEDICURE INC.
Management's Discussion and Analysis

Stock-based compensation

The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the six month period ended November 30, 2010, the Company recorded stock-based compensation of $91,148 (November 30, 2009 - $84,236).

Recent accounting pronouncements:

International Financial Reporting Standards:

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating for fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011.

The Company is in the process executing its implementation plan which identifies key activities to occur leading up to the changeover. The Company is nearing completion of detailed gap assessment of the current differences between Canadian GAAP and IFRS applicable to the Company. A summary analysis indicates that in most cases, the Company would opt for a prospective application when the choice is available. The Company needs to finalize its accounting policy choices within IFRS and assess its elective options under first-time adoption of IFRS. The Company is nearing completion of necessary scoping and diagnostic activities and continues to analyze certain aspects related to the current Canadian GAAP to IFRS conversion, and is in the process of developing mock financial statements in accordance with IFRS standards.

Recent accounting pronouncements not yet adopted:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations in the period following adoption. The Company is in the process of assessing the impact of adoption of Section 1601 and Section 1602 on its financial statements.

MEDICURE INC.
Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$, except per share data)	Nov 30, 2010	Aug 31, 2010	May 31, 2010	Feb 28, 2010

Product sales, net	802	830	570	796
Interest and other income	-	-	-	-
Selling, general and administrative	556	711	589	1,041
Research and development	107	130	83	43
Investment tax credits	-	-	-	-
Write-down of intangible assets	-	6	236	533
Interest expense	795	829	813	814
Foreign exchange loss (gain)	(1,246)	592	(97)	(142)
Income (loss) for the period	729	(1,703)	(1,325)	(2,122)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009

Product sales, net	977	941	678	1,486
Interest and other income	4	1	8	29
Selling, general and administrative	1,068	1,777	3,439	1,756
Research and development	81	186	221	176
Investment tax credits	-	(307)	(34)	(532)
Write-down of intangible assets	-	-	60	1,696
Interest expense	814	839	823	960
Foreign exchange loss(gain)	(1,081)	73	(4,508)	809
Income (loss) for the period	(176)	(1,910)	312	(3,644)
Basic and diluted loss per share	(0.00)	(0.01)	(0.00)	(0.03)

The quarterly gain for the three month period ended November 30, 2010 is a $0.9 million increase as compared to the three month period ended November 30, 2009 due to:

  $0.2 million spread between 2011 Q2 foreign exchange gain of $1.2 million and 2010 Q2 gain of $1.1 million. The majority of the foreign exchange effect is due to the Company’s US dollar denominated debt adjusted for fluctuations in US exchange rates;

  $0.5 million decrease in selling, general and administrative expenses directly attributable to management's efforts to reduce operating costs;

  $0.4 million recovery of research costs related to accrued receivable previously written-off; and

  $0.2 million reduction in net sales in 2011 Q2 as compared to 2010 Q2.

MEDICURE INC.
Management's Discussion and Analysis

Results of Operations

Revenue

The change in revenue for the three and six months ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Product sales, net	$802	$977	$(175)	$1,633	$1,918	$(285)

Net revenue from the sale of AGGRASTAT for the six months ended November 30, 2010 decreased 15% over the net revenue for the six months ended November 30, 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates, a reduction in wholesale inventories and a decrease in consumer demand. Since then, wholesale purchasing has more closely reflected hospital demand with fluctuations attributed to wholesaler inventory adjustments.

Cost of goods sold

The change in cost of goods sold for the three and six months ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Cost of goods sold	$36	$55	$(19)	$75	$109	$(34)

Cost of goods sold represents direct product costs associated with AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. The decrease is partially offset by direct costs linked to lower sales volume during the three and six months ended November 30, 2010 as compared to 2009.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three and six months ended November 30, 2010 and November 30, 2009 are reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Selling, general, and administrative expenditures:
AGGRASTAT®	$351	$748	$(397)	$872	$2,096	$(1,224)
Other	204	320	(116)	394	749	(355)

Total	$555	$1,068	$(513)	$1,266	$2,845	$(1,579)

MEDICURE INC.
Management's Discussion and Analysis

Selling, general and administrative expenditures - AGGRASTAT® decreased during the three and six month periods ended November 30, 2010 as compared to same period in the prior year mainly due to :

  The Company payroll costs were lower during the period, attributable to management's efforts to reduce operating costs;

  The Company recovered a portion of the shortfall of minimum manufacturing obligations during the second quarter of 2011.

  The average US exchange rate for the period was lower than the in the comparable periods of 2010 resulting in a decrease in selling, general and administrative expenditures; and

  Overall the Company’s selling, general and administrative expenditures – AGGRASTAT® is lower in many areas asa result of the cost curtailment program.

Selling, general and administrative expenditures – Other decreased during the three and six month periods ended November 30, 2010 as compared to same periods in the prior year mainly due to:

  Overall the Company’s selling, general and administrative expenditures – other is lower in many areas as a result of the cost curtailment program. Significant reductions are noted in payroll, rent, and insurance;

  During fiscal 2011, the Company has incurred an increase of legal and professional fees of $105,000 related to ongoing discussions with the Company's secured lender.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the three and six month periods ended November 30, 2010 as compared to same periods in the prior year are reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Research & development expenditures	$107	$81	$26	$236	$271	$(35)

The decrease in research and development expenditures as compared to fiscal 2010 is due to modest funds allocated by the Company to advance its TARDOXALTM trials.

Clinical Trial Programs

Subject to completing a financial restructuring of long-term debt (see Liquidity and Capital Resources), raising sufficient capital and pending the outcome of discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT ®.

Other than the potential AGGRASTAT program(s) which is subject to the uncertainties discussed above, no Phase III clinical trials are planned for fiscal 2011.

Medicure’s lead, non-AGGRASTAT®, development programs involve use of TARDOXALTM in the treatment of neurological conditions and other new chronic applications of MC-1 such as lipid lowering. The Company is continuing to enrol patients in a small Phase II clinical study while ensuring costs are restricted as much as possible.

MEDICURE INC.
Management's Discussion and Analysis

Preclinical Programs

Medicure possesses a library of novel, anti-thrombotic small molecules developed by its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

Impairment of intangible assets

The write-off of intangible assets for the three and six month periods ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Impairment of intangible assets	$-	$-	$-	$6	$-	$6

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender issued patents and withdraw applications under review. The majority of these patents were in the review stage in numerous countries. As a result, an impairment charge of $0.6 million was recorded to write off the carrying value of these specific patents.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Amortization

The change in amortization expense for the three and six month periods ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Amortization	$226	$219	$7	$453	$449	$4

For the six months ended November 30, 2010, amortization increased as compared to the prior year as a result of the write-down in intangibles in the third and fourth quarters of fiscal 2010. The majority of amortization expense in both periods relates to the amortization of AGGRASTAT® intangibles.

MEDICURE INC.
Management's Discussion and Analysis

Interest Expense

The change in interest expense for the three and six month periods ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Interest expense	$795	$815	$(20)	1,624	1,654	(30)

The decrease in interest expense for the three and six month periods ended November 30, 2010 as compared to the prior fiscal year is primarily due to the increase in the strength of the Canadian dollar.

Foreign Exchange Loss (Gain)

The change in the foreign exchange loss (gain) for three and six month periods ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Foreign Exchange Loss	$(1,246)	$(1,081)	$165	(654)	(1,008)	(354)

The net foreign exchange gain during the six months ended November 30, 2010 changed by $0.35 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the quarter. Foreign exchange loss represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar decreased over the period, with exchange rates moving from $1.046 as at May 31, 2010 to $1.026 as at November 30, 2010, which resulted in a foreign exchange gain of $0.7 million for the period. In the prior year, the value of the Canadian dollar as compared to the US dollar strengthened, with exchange rate equal to $1.095 May 31, 2009 moving to $1.057 as at Nov 30, 2009, which resulted in a foreign exchange gain of $1.01 million for the prior year.

As at November 30, 2010, the Company has approximately US $0.2 million in U.S. denominated cash and cash equivalents compared with US $31.7 million in long term debt and accrued interest. At November 30, 2009 the Company had approximately US $0.3 million in U.S. denominated cash and cash equivalents and restricted cash compared with US $30.2 million in long term debt and accrued interest.

Gain (Loss) for the Period

The consolidated net gain (loss) for the three and six month period ended November 30, 2010 and November 30, 2009 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009	(decrease)	Nov 30, 2010	Nov 30, 2009	(decrease)

Gain (loss) for the period	$729	$(176)	$905	$(974)	$(2,086)	$1,112
Gain (loss) per share	$0.01	$(0.00)	$0.01	$(0.01)	$(0.02)	$0.01

As discussed above the main factors contributing to the decrease in the loss as compared to 2010 fiscal year resulted from cost curtailment program whereby normal operating costs (exclusive of debt servicing requirements and costs related to restructuring of debt as discussed above) have been brought in line with revenues. Cost reductions were offset by decreases in wholesale AGGRASTAT® sales.

MEDICURE INC.
Management's Discussion and Analysis

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash used in operating activities for the six month period ended November 30, 2010 decreased $1,277,081 to $28,487 compared to $1,305,568 for 2009 primarily due to:

  A decrease of net cash outflows of $1.3 million for AGGRASTAT® sales, net of selling, and general and administration costs;
  A decrease of $0.4 million related to recovery of research costs; and
  An increase of $0.5 million related to the change in accounts receivable, accounts payable and other accruals.

Investing and financing activities for three and six month periods ended November 30, 2010 and 2009 were insignificant.

At November 30, 2010 the Company had cash and cash equivalents totaling $307,863 compared to $371,262 as of May 31, 2010. As at November 30, 2010, the Company had a working capital deficiency of $29,895,993 compared to $29,440,287 at May 31, 2010. The reduction of working capital was mainly due to increases in accrued interest on long-term debt and use of funds to support operations.

The Corporation has long-term debt at May 31, 2010 of US$25.0 million recorded in on its financial statements relating to the Birmingham debt described in Note 8 of the Company's annual consolidated financial statements for the six month period ended November 30, 2010. Interest is accrued based on an annual effective interest rate of 13.3% . The minimum annual debt obligations are disclosed under Contractual Obligations.

The Company currently has accrued US$4.7 million (CDN$4.8 million) in debt service obligations. Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, and US$164,977 was originally due January 15, 2011. As at January 27, 2011, the Company was in default of these minimum payment requirements under the debt financing agreement and the lender could exercise its security rights under the agreement. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time. The Company may not have sufficient working capital to maintain operations unless it is successful in renegotiating the debt or obtaining additional capital.

In addition to negotiations with the Company’s senior lender, the Company is also maintaining its costs savings efforts to minimize operating expenses and is exploring additional strategic alternatives.

Based on the Company’s operating plan its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company. Further, the Company may consider conversion of all or a portion of its long-term debt into equity instruments which could have a significant dilutive effect on existing shareholders. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is contingent on having a collaborative relationship with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company. All strategic alternatives may involve AGGRASTAT® and/or other of the Company's key program assets.

MEDICURE INC.
Management's Discussion and Analysis

At January 27, 2011 and November 30, 2010 there were 130,307,552 common shares issued and outstanding; 4,467,192 options to purchase common shares outstanding; and 13,358,521 warrants to purchase common shares outstanding.

Contractual Obligations

As at November 30, 2010, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2011	2012	2013	2014	2015	Thereafter

(in thousands of USD $)
Debt financing obligations 1.	$45,411	$3,500	$3,920	$4,390	$4,917	$5,507	$23,177
Purchase agreement Commitments 2.	2,286	762	762	381	381	-	-

(in thousands of CAD $)
Management services agreement Commitments 3.	180	180	-	-	-	-	-

Total	$47,877	4,442	4,682	4,771	5,298	5,507	23,177

1.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. Additional information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2010, which can be obtained on SEDAR (www.sedar.com).

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

3.

Effective October 1, 2009, the Company entered into a business and administration services agreement with GenesysVenture Inc. (GVI) under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days writtennotice.

Effective January 8, 2010, the Company entered into two agreements under which the Company may be committed to pay success fees for investment banking and advisory services related to the ongoing evaluation of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company. Fees payable under these agreements are contingent on successful completion of one or more of the above mentioned alternatives and accordingly have not been accrued at November 30, 2010.

MEDICURE INC.
Management's Discussion and Analysis

Debt obligations reflect the minimum annual payments under the debt financing agreement. In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include the research and development of AGGRASTAT®, MC-1, TARDOXALTM  as well as other related compounds.

In addition, as at November 30, 2010, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreement may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in relation to this agreement.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1 for cardiovascular uses, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable. Such royalties do not apply to the sale of TARDOXALTM .

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement.

Contingencies

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

MEDICURE INC.
Management's Discussion and Analysis

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at November 30, 2010 or May 31, 2010. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	November 30, 2010	May 31, 2010

Cash and cash equivalents	$199,947	$256,883
Accounts receivable	334,187	344,406
Accounts payable and accrued liabilities	(1,146,329)	(972,472)
Accrued interest on long-term debt	(6,683,824)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)

Net	$(32,296,019)	$(30,599,000)

Based on the above net exposures as at November 30, 2010, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,540,000 in the Company’s net losses.

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related Party transactions incurred during the six months ended November 30, 2010 and 2009 are as follows:

	Six months	Six months
	ended	ended
(in thousands of CDN $)	Nov 30, 2010	Nov 30, 2009

Rent	10,546	32,914
Business and administrative services	145,250	190,500
Clinical research services	41,837	-

The Chief Financial Officer's services are provided through a consulting agreement with Genesys Venture Inc ("GVI"). In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"). In addition, pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

MEDICURE INC.
Management's Discussion and Analysis

Outlook

Without a satisfactory outcome of restructuring its debt, completion of other strategic alternatives, and/or securing additional funds (See Going Concern Assumption and Continuity of Operations for further details) there is substantial doubt about the Company’s ability to continue as a going concern, and accordingly there is no certainty that any of these strategies discussed below can be achieved.

The Company is currently in discussions with its senior lender to restructure its debt and is also evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company. Apart from these efforts to develop an appropriate restructuring plan, the Company’s strategic focus is to support AGGRASTAT®, to further develop and implement new business strategies for AGGRASTAT®, to advance TARDOXALTM and other of its R&D based assets, and to maintain cost savings measures.

It is the Company’s plan to focus on partnership opportunities for the pivotal clinical development and commercialization of TARDOXALTM . Such a partnership could provide funding for research and development in the respective program. The Company will also continue to explore other ways of maximizing shareholder value from AGGRASTAT®, such as through partnerships or other strategies involving third parties.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain business areas, or commence and explore new business areas. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

CONTROLS

The Company’s Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The following material weaknesses in the design of its internal control over financial reporting were identified as part of managements evaluation of the design and operation of internal control over financial reporting at of May 31, 2010:

  The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 16 to the annual financial statements. Management and Board reviews are utilized to mitigate this risk including the engagement of independent consultants.

  Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. Management and Board reviews are utilized to mitigate these risks.

These control deficiencies did not result in any material misstatements or consequent adjustments to the Company’s interim unaudited consolidated financial statements. Due to resource constraints and the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this potential weakness at this time. To help mitigate the impact of this, the Company is highly reliant on the performance of compensating procedures and senior management’s review and approval.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

MEDICURE INC.
Management's Discussion and Analysis

Changes in Internal Controls

There have been no changes in the Corporation's internal controls over financial reporting during the six months ended November 30, 2010.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year-ended May 31, 2010, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including MC-1 Chronic. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain hospital sales of AGGRASTAT®.

The Company’s future operations are dependent upon the ability to restructure its debt, complete other strategic alternatives, and/or secure additional funds, which may not be available under favourable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt service obligations. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2010, which can be obtained on SEDAR (www.sedar.com).